JACK Employee Letter Re Biglari Vote No Campaign

Subject: Update Regarding Our Upcoming Annual Meeting of Shareholders

Dear Jack in the Box Corporate Employees,

I'm writing about Jack in the Box's upcoming Annual Meeting of Shareholders scheduled for February 27, 2026, and press releases and other communications you may see leading up to the meeting.

As you may be aware, Biglari Capital Corp. (collectively with the participants in its solicitation, the "Biglari Group"), a shareholder of the Company, recently launched a "vote no" campaign asking shareholders to vote against the re-election of David Goebel, Independent Chair of our Board.

All of our director nominees – including David Goebel – are engaged and highly qualified with skills crucial to our business and strategy, including having led major brand transformations, steered complex operational turnarounds, and delivered long-term growth in competitive environments. In particular, David Goebel brings extensive industry experience and deep knowledge of our operations that is critical to the Company during this important time as we execute our "JACK on Track" plan. We are confident that we have the right Board and Executive Leadership Team in place to improve Jack in the Box's long-term financial performance, strengthen the balance sheet, and position the Company for sustainable growth.

We have a small internal team in place that is handling this matter related to our Annual Shareholder Meeting. For the rest of the organization, it is business as usual and we should all continue to focus on serving our guests, supporting our franchise partners and restaurant teams, and working to achieve our strategic objectives. Our execution of our "JACK on Track" plan is generating strong momentum due to your hard work. It is important that we continue to do things "Jack's Way" by getting back to basics – creating an unmistakably Jack brand that delivers craveable food with a great and consistent experience.

For those of you who are employee shareholders, our proxy solicitor, Innisfree M&A Incorporated, may call you to remind you to vote before our upcoming Annual Meeting. You should have also received some proxy materials in the mail or by email related to the solicitation. To vote, please follow the instructions on the WHITE proxy card or WHITE voting instruction form (or the related email) that you received. If you have questions about how to vote your shares, you may call Innisfree toll-free at (877) 750-8198.

If you have any questions or concerns, please don't hesitate to reach out to your manager or ELT leader. If you receive any inquiries from outside parties about the Annual Shareholder Meeting or the Biglari Group's campaign, please direct them to **Rachel Webb.**

Thank you all for your dedication and hard work you continue to do every day.

Sincerely,

Lance Tucker
Chief Executive Officer, Jack in the Box Inc.

Important Additional Information and Where to Find It
The Company has filed a definitive proxy statement (the "Proxy Statement") and a **<u>WHITE</u>** proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING **<u>WHITE</u>** PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.jackinthebox.com/financials/sec-filings/.